SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Amendment No. 5

to

SCHEDULE 13E-3

TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE

SECURITIES EXCHANGE ACT OF 1934 AND

RULE 13e-3 THEREUNDER

Rule 13e-3 Transaction Statement

Under Section 13(e) of the Securities Exchange Act of 1934

HOLLY ENERGY PARTNERS, L.P.

(Name of the Issuer)

Holly Energy Partners, L.P.

HF Sinclair Corporation

Navajo Pipeline Co., L.P.

Holly Apple Holdings LLC

Holly Logistic Services, L.L.C.

HEP Logistics Holdings, L.P.

(Names of Persons Filing Statement)

Common Units

(Title of Class of Securities)

435763 10 7

(CUSIP Number of Class of Securities)

Vaishali S. Bhatia Executive Vice President, General Counsel and Secretary HF Sinclair Corporation 2828 N. Harwood St., Suite 1300 Dallas, Texas 75201 (214) 871-3555	Vaishali S. Bhatia Executive Vice President, General Counsel and Secretary Holly Energy Partners, L.P. 2828 N. Harwood St., Suite 1300 Dallas, Texas 75201 (214) 871-3555

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

With copies to

Katherine Terrell Frank E. Ramey Layne Vinson & Elkins L.L.P. Trammell Crow Center 2001 Ross Avenue, Suite 3900 Dallas, Texas 75201 (214) 220-7700	Hillary H. Holmes Tull R. Florey Gibson, Dunn & Crutcher LLP 811 Main Street, Suite 3000 Houston, Texas 77002 (346) 718-6600

This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☒	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☐

Check the following box if the filing is a final amendment reporting the results of the transaction:  ☒

INTRODUCTION

This Amendment No. 5 to the Rule 13e-3 Transaction Statement on Schedule 13E-3 (this “Amendment No. 5”) amends and supersedes the Rule 13E-3 Transaction Statement on Schedule 13E-3 originally filed on September 22, 2023 (together with the exhibits filed thereto, the “Original Statement”), as amended by Amendment No. 1 filed on October 16, 2023 (together with the exhibits filed thereto, “Amendment No. 1”), as amended by Amendment No. 2 filed on October 26, 2023 (together with the exhibits filed thereto, “Amendment No. 2”), as amended by Amendment No. 3 filed on October 30, 2023 (together with the exhibits filed thereto, “Amendment No. 3”), as amended by Amendment No. 4 filed on November 14, 2023 (together with the exhibits filed thereto, “Amendment No. 4” and the Original Statement as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4 and this Amendment No. 5, together with the exhibits filed hereto and thereto, the “Amended Transaction Statement”) is being filed with the U.S. Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by: (i) Holly Energy Partners, L.P., a Delaware limited partnership (“HEP”) and the issuer of the common units representing limited partner interests in HEP (“HEP Common Units,” and the holders of HEP Common Units, the “HEP Unitholders”) that are subject to the Rule 13e-3 transaction; (ii) HF Sinclair Corporation, a Delaware corporation (“HF Sinclair”); (iii) Navajo Pipeline Co., L.P., a Delaware limited partnership and an indirect, wholly owned subsidiary of HF Sinclair (“HoldCo”); (iv) Holly Logistic Services, L.L.C., a Delaware limited liability company, the general partner (the “General Partner”) of HEP Logistics Holdings, L.P. (“HLH”); (v) HLH, a Delaware limited partnership and the general partner of HEP; and (vi) Holly Apple Holdings LLC, a wholly owned subsidiary of HoldCo (“Merger Sub”). Collectively, the persons filing this Amended Transaction Statement are referred to as the “filing persons.”

This Amended Transaction Statement relates to the Agreement and Plan of Merger, dated as of August 15, 2023 (as the same may be amended or supplemented from time to time, the “Merger Agreement”), by and among HF Sinclair, HEP, HoldCo, the General Partner, HLH and Merger Sub, pursuant to which Merger Sub merged with and into HEP, with HEP surviving as an indirect, wholly owned subsidiary of HF Sinclair (the “Merger”).

Under the terms of the Merger Agreement, at the effective time of the Merger, each outstanding HEP Common Unit other than the HEP Common Units owned by HF Sinclair, HoldCo, HLH, the General Partner and their respective affiliates, converted into the right to receive (i) 0.315 (the “Exchange Ratio”) shares of common stock, par value $0.01 per share, of HF Sinclair (the “HF Sinclair Common Stock” and such issuance, the “HF Sinclair Stock Issuance”) and (ii) $4.00 in cash, without interest (the “Cash Consideration” and, together with the shares of HF Sinclair Common Stock to be issued in the Merger, the “Merger Consideration”). The receipt of Merger Consideration in exchange for HEP Common Units held by the HEP Unitholders other than HF Sinclair and its subsidiaries pursuant to the Merger is a taxable transaction to U.S. Holders. See “United States Federal Income Tax Consequences” in the Joint Proxy Statement/Prospectus (as defined below).

The Merger became effective upon the filing of a properly executed certificate of merger with the Secretary of State of the State of Delaware on December 1, 2023.

HF Sinclair did not issue any fractional shares in the Merger. Instead, each holder of HEP Common Units that were converted pursuant to the Merger Agreement who otherwise would have received a fraction of a share of HF Sinclair Common Stock received or is entitled to receive, in lieu thereof, a cash payment (without interest and rounded to the nearest cent) in an amount equal to the product of (i) the aggregated amount of the fractional interest in shares of HF Sinclair Common Stock to which such holder would otherwise be entitled to receive pursuant to the Merger Agreement and (ii) an amount equal to the average of the volume weighted average price per share of HF Sinclair Common Stock on the New York Stock Exchange (the “NYSE”) (as reported by Bloomberg L.P., or, if not reported therein, in another authoritative source mutually selected by HF Sinclair and the General Partner) on each of the ten consecutive trading days ending with the complete trading day immediately prior to the closing date of the Merger.

Holders of shares of HF Sinclair Common Stock prior to the Merger continue to own their existing shares of HF Sinclair Common Stock. In connection with the Merger, (i) HLH’s non-economic general partner interest in HEP, (ii) HLH’s special general partner interest in HEP (the “Special General Partner Interest”), and (iii) the HEP Common Units owned by HF Sinclair and its subsidiaries, including HoldCo, were not cancelled, were not converted into the Merger Consideration and remained outstanding following the Merger as a non-economic general partner interest in HEP, a Special General Partner Interest in HEP and as HEP Common Units, respectively.

The conflicts committee (the “HF Sinclair Conflicts Committee”) of the board of directors of HF Sinclair (the “HF Sinclair Board”) has unanimously (i) determined that the Merger Agreement and the various transactions contemplated by the Merger Agreement, including the Merger and the HF Sinclair Stock Issuance (the “Transactions”), are advisable and in the best interests of HF Sinclair and the HF Sinclair Stockholders, (ii) approved the Merger Agreement and the Transactions, including the Merger and the HF Sinclair Stock Issuance, on the terms and subject to the conditions set forth in the Merger Agreement, (iii) recommended that the HF Sinclair Board approve the Merger Agreement and the Transactions, including the Merger and the HF Sinclair Stock Issuance, on the terms and subject to the conditions set forth in the Merger Agreement, and (iv) resolved and recommended that the HF Sinclair Board resolve, to (a) direct that the HF Sinclair Stock Issuance be submitted to a vote of the HF Sinclair Stockholders for approval at the HF Sinclair Special Meeting (as defined below) and (b) recommend approval of the HF Sinclair Stock Issuance by the HF Sinclair Stockholders at the HF Sinclair Special Meeting.

The HF Sinclair Board (acting, in part, based upon the recommendation of the HF Sinclair Conflicts Committee) has unanimously (i) determined that the Merger Agreement and the Transactions, including the Merger and the HF Sinclair Stock Issuance, are advisable and in the best interests of HF Sinclair and the HF Sinclair Stockholders, (ii) approved the Merger Agreement and the Transactions, including the Merger and the HF Sinclair Stock Issuance, on the terms and subject to the conditions set forth in the Merger Agreement, (iii) directed that the HF Sinclair Stock Issuance be submitted to a vote of the HF Sinclair Stockholders for approval at the HF Sinclair Special Meeting and (iv) resolved to recommend approval of the HF Sinclair Stock Issuance by the HF Sinclair Stockholders at the HF Sinclair Special Meeting.

The conflicts committee (the “HEP Conflicts Committee”) of the board of directors of the General Partner (the “GP Board”) has unanimously and in good faith (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Merger, are in the best interests of HEP, including the HEP Unitholders other than HF Sinclair, HoldCo, HLH, the General Partner and their respective Affiliates, including officers and directors of such entities and their Affiliates (the “HEP Unaffiliated Unitholders”), (ii) approved the Merger Agreement and the transactions contemplated thereby, including the Merger (the foregoing constituting “Special Approval” for all purposes of the Second Amended and Restated Agreement of Limited Partnership of HEP, dated as of October 31, 2017, as may be further amended, modified or supplemented from time to time, including Section 7.9(a) thereof) on the terms and subject to the conditions set forth in the Merger Agreement, (iii) recommended that the GP Board approve the Merger Agreement and the transactions contemplated thereby, including the Merger, on the terms and subject to the conditions set forth in the Merger Agreement, and (iv) resolved and recommended that the GP Board resolve to (a) direct that the Merger Agreement and the Merger be submitted to a vote of the HEP Unitholders for approval and (b) recommend approval of the Merger Agreement and the Merger by the HEP Unitholders at the HEP Special Meeting (as defined below).

The GP Board (acting, in part, based upon the recommendation of the HEP Conflicts Committee) has unanimously and in good faith (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Merger, are in the best interests of HEP, including the HEP Unaffiliated Unitholders, (ii) approved the Merger Agreement and the transactions contemplated thereby, including the Merger, on the terms and subject to the conditions set forth in the Merger Agreement, (iii) directed that the Merger Agreement and the Merger be submitted to a vote of the HEP Unitholders for approval and (iv) resolved to recommend approval of the Merger Agreement and the Merger by the HEP Unitholders at the HEP Special Meeting.

In connection with the Merger, HF Sinclair held a special meeting of its stockholders (the “HF Sinclair Special Meeting”), and HEP held a special meeting of its unitholders (the “HEP Special Meeting”).

At the HF Sinclair Special Meeting, the HF Sinclair Stockholders were asked to consider and vote on proposals to (i) approve the issuance of shares of HF Sinclair Common Stock to HEP Unitholders pursuant to the Merger Agreement (the “HF Sinclair Stock Issuance Proposal”) and (ii) approve the adjournment of the HF Sinclair Special Meeting to a later date or dates, if necessary or appropriate, to solicit additional proxies in the event there were not sufficient votes at the time of the HF Sinclair Special Meeting to approve the HF Sinclair Stock Issuance Proposal (the “HF Sinclair Adjournment Proposal”). The approval by the HF Sinclair Stockholders of the HF Sinclair Stock Issuance Proposal was required by the NYSE rules relating to issuances of securities to certain related parties. Each of the HF Sinclair Stock Issuance Proposal and the HF Sinclair Adjournment Proposal was approved by the required vote of HF Sinclair Stockholders.

At the HEP Special Meeting, the HEP Unitholders were asked to consider and vote on proposals to (i) approve the Merger Agreement and the transactions contemplated thereby (the “Merger Proposal”) and (ii) approve the adjournment of the HEP Special Meeting to a later date or dates, if necessary or appropriate, to solicit additional proxies in the event there are not sufficient votes at the time of the HEP Special Meeting to approve the Merger Proposal (the “HEP Adjournment Proposal”). Pursuant to the Merger Agreement, HF Sinclair voted all HEP Common Units owned beneficially or of record by HF Sinclair or any of its subsidiaries in favor of the Merger Proposal. HF Sinclair previously held approximately 47% of the issued and outstanding HEP Common Units through its subsidiaries, along with the non-economic general partner interest and the Special General Partner Interest. Each of the Merger Proposal and the HEP Adjournment Proposal was approved by the required vote of HEP Unitholders.

On October 16, 2023, HF Sinclair filed with the SEC an amended registration statement on Form S-4, which included a notice of meeting and a joint proxy statement/prospectus of HF Sinclair and HEP with respect to (i) the HF Sinclair Stock Issuance Proposal, (ii) the HF Sinclair Special Meeting, (iii) the Merger Proposal and (iv) the HEP Special Meeting. The registration statement on Form S-4 became effective under the Securities Act of 1933, as amended (the “Securities Act”), on October 24, 2023. On October 26, 2023, and in connection with the Merger Agreement and the transactions contemplated thereby, including the HF Sinclair Stock Issuance, the HF Sinclair Special Meeting, the Merger and the HEP Special Meeting, (i) HF Sinclair filed with the SEC a prospectus pursuant to Rule 424(b)(3) promulgated under the Securities Act (the “HF Sinclair Prospectus”), and (ii) HEP filed with the SEC a definitive proxy statement on Form DEFM14A pursuant to Section 14(a) of the Exchange Act (the “HEP Proxy Statement”). Each of the HF Sinclair Prospectus and the HEP Proxy Statement included a notice of meeting and a proxy statement/prospectus (the “Joint Proxy Statement/Prospectus”). HF Sinclair and HEP first mailed the Joint Proxy Statement/Prospectus to HF Sinclair Stockholders and HEP Unitholders on or about October 26, 2023. A copy of the Joint Proxy Statement/Prospectus is attached hereto as Exhibit (a)(1). A copy of the Merger Agreement is attached as Annex A to the Joint Proxy Statement/Prospectus. All references in this Amended Transaction Statement to Items numbered 1001 to 1016 are references to Items contained in Regulation M-A under the Exchange Act.

This Amended Transaction Statement is being filed with the SEC to (i) amend Item 16 of the Schedule 13E-3 to add as exhibit (a)(16) the Current Report on Form 8-K of HF Sinclair, filed with the SEC on October 30, 2023 and incorporated herein by reference and to add as exhibit (a)(17) the Current Report on Form 8-K of HEP, filed with the SEC on October 30, 2023 and incorporated herein by reference (collectively, the “October 30 Form 8-Ks”), to add as exhibit (a)(18) the Current Report on Form 8-K of HF Sinclair, filed with the SEC on November 14, 2023 and incorporated herein by reference, to add as exhibit (a)(19) the Current Report on Form 8-K of HEP, filed with the SEC on November 14, 2023 and incorporated herein by reference, to add as exhibit (a)(20) the Current Report on Form 8-K of HF Sinclair, filed with the SEC on November 28, 2023 and incorporated herein by reference, to add as exhibit (a)(21) the Current Report on Form 8-K of HEP, filed with the SEC on November 28, 2023 and incorporated herein by reference, to add as exhibit (a)(22) the Current Report on Form 8-K of HF Sinclair, filed with the SEC on November 29, 2023 and incorporated herein by reference, to add as exhibit (a)(23) the Current Report on Form 8-K of HEP, filed with the SEC on November 29, 2023 and incorporated herein by reference, to add as exhibit (a)(24) the Current Report on Form 8-K of HF Sinclair, filed with the SEC on December 1, 2023 and incorporated herein by reference and to add as exhibit (a)(25) the Current Report on Form 8-K of HEP, filed with the SEC on December 1, 2023 and incorporated herein by reference, (ii) provide supplemental disclosure set forth herein, (iii) provide disclosure regarding amendments to HEP’s Credit Agreement (as defined below), (iv) provide disclosure regarding the Exchange Offers and Consent Solicitations (as defined below), (v) provide disclosure regarding the HEP Indentures (as defined below) and (vi) report, pursuant to Rule 13e-3(d)(3), the results of the transaction that is the subject of this Amended Transaction Statement.

Supplemental Disclosure

The October 30 Form 8-Ks disclose the following HEP awards held by directors and executive officers as of October 26, 2023:

HEP Awards Held by Directors and Executive Officers

The unvested Partnership LTIP Service Awards, Director LTIP Awards, Partnership Performance LTIP Awards and Partnership Cash Awards outstanding and held by each of the General Partner’s executive officers and directors as of October 26, 2023 is set forth in the table below.

Name (1)	Partnership Service LTIP Award (#)	2020 Partnership Performance LTIP Award (#) (2)	2021, 2022 or 2023 Partnership Performance LTIP Award (#) (2)	Value of Partnership Cash Award to he Converted to Parent Cash Award ($)
Executive Officers
Michael C. Jennings(3)	—	—	—	—
John Harrison	—	—	—	—
Robert I. Jamieson	28,147	10,488	11,412	$181,123
Vaishali S. Bhatia	—	—	—	—
Non-Employee Directors
Larry R. Baldwin	11,627	—	—	—
Christine B. LaFollette	11,627	—	—	—
James H. Lee	11,627	—	—	—
Eric L. Mattson	11,627	—	—	—
Mark A. Petersen	11,627	—	—	—

(1)

Additional individuals may have been identified as “executive officers” or “Named Executive Officers” in the most recent HEP Annual Report on Form 10-K, but the following individuals are no longer providing services to HEP as of the date of this joint proxy statement and therefore will receive no compensation in connection with the Merger: Mr. Mark T. Cunningham (former Senior Vice President, Operations and Engineering) and Mr. Richard L. Voliva (former President).

(2)

All Partnership Performance LTIP Awards are reflected at target values. With respect to the 2020 Partnership Performance LTIP Awards, the awards will be settled using actual performance achievement at the end of the performance period, which may be higher or lower than the target values shown here.

(3)	Mr. Jennings is also the Chairperson of the GP Board.

HEP Credit Agreement

As of June 30, 2023, HEP had outstanding borrowings of $606 million under its senior secured revolving credit facility pursuant to that certain Third Amended and Restated Credit Agreement dated as of July 27, 2017 by and among HEP, as borrower, Wells Fargo Bank, National Association, in its capacity as administrative agent, and the lenders party thereto (as amended, restated, supplemented or otherwise modified from time to time, the “Credit Agreement”). In connection with the consummation of the Merger, HEP amended the Credit Agreement to, among other things, (a) provide a guaranty from HF Sinclair and terminate all guaranties from subsidiaries of HEP, (b) amend the definition of “Investment Grade Rating” in the Credit Agreement to reference the credit rating of HF Sinclair’s senior unsecured indebtedness, (c) eliminate the requirement to deliver separate audited and unaudited financial statements for HEP and its subsidiaries, such that HEP must only provide certain segment-level reporting with any compliance certificate delivered in accordance with the Credit Agreement and (d) amend certain covenants to eliminate certain restrictions on (i) amendments to intercompany contracts, (ii) transactions with HF Sinclair and its subsidiaries and (iii) investments in and contributions, dividends, transfers and distributions to HF Sinclair and its subsidiaries.

Exchange Offers and Consent Solicitations

As of June 30, 2023, HEP had outstanding $400 million aggregate principal amount of 6.375% senior notes due 2027 (the “6.375% Senior Notes”) and $500 million aggregate principal amount of 5.000% senior notes due 2028 (the “5.000% Senior Notes” and, together with the 6.375% Senior Notes, the “Senior Notes”). On October 30, 2023, HF Sinclair and HEP announced the commencement of private offers by HF Sinclair to all Eligible Holders (as defined in the Exchange Offer Memorandum) to exchange (the “Exchange Offers”) any and all outstanding 6.375% Senior Notes and 5.000% Senior Notes, for new notes to be issued by HF Sinclair, with registration rights, and cash, pursuant to the terms and subject to the conditions set forth in a confidential exchange offer memorandum and consent solicitation statement, dated October 30, 2023 (the “Exchange Offer Memorandum”). Concurrently with the Exchange Offers, HF Sinclair is soliciting consents (the “Consent Solicitations”) to adopt certain proposed amendments to the indentures governing the existing Senior Notes to, among other things, eliminate from each HEP indenture, as it relates to each series of Senior Notes (i) substantially all of the restrictive covenants, (ii) certain of the events which may lead to an “Event of Default”, (iii) the SEC reporting covenant and (iv) the requirement of HEP to offer to purchase the Senior Notes upon a change of control (collectively, the “Proposed Amendments”). On November 29, 2023, HF Sinclair announced the expiration and final results of the Exchange Offers and the Consent Solicitations. The Exchange Offers and Consent Solicitations expired at 5:00 p.m., New York City time, on November 29, 2023 (the “Expiration Date”). The Exchange Offers and Consent Solicitations are being made only pursuant to the terms and subject to conditions set forth in the Exchange Offer Memorandum.

On November 13, 2023, HF Sinclair announced that as of 5:00 p.m., New York City time, on November 13, 2023, (i) $394,226,000 in aggregate principal amount of the 6.375% Senior Notes, representing approximately 98.56% of the total outstanding principal amount of the 6.375% Senior Notes, and (ii) $486,003,000 in aggregate principal amount of the 5.000% Senior Notes, representing approximately 97.20% of the total outstanding principal amount of the 5.000% Senior Notes, have been validly tendered and not validly withdrawn (and consents thereby validly given and not validly withdrawn) in connection with the Exchange Offers and Consent Solicitations.

HF Sinclair and HEP also announced that the previous deadline for holders to tender their Senior Notes and be eligible to receive $1,000 principal amount of such series of new notes to be issued by HF Sinclair (the “New Notes”), which includes the early participation premium, payable in principal amount of New Notes, of $50, plus a payment of $1.00 in cash has been extended to the Expiration Date. Currently, this is the same time and date as the Expiration Date for the Exchange Offers and Consent Solicitations. As a result, the consideration to be paid for Senior Notes validly tendered (i) at or prior to the Early Participation Date (as defined in the Exchange Offer Memorandum) and (ii) following the Early Participation Date, but at or prior to the Expiration Date, will be the same.

The Exchange Offer Memorandum and other documents relating to the Exchange Offers and Consent Solicitations will be distributed only to Eligible Holders (as defined in the Exchange Offer Memorandum) of Senior Notes. The Exchange Offers and Consent Solicitations are not being made to holders of Senior Notes in any jurisdiction in which the making or acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. The new notes to be issued by HF Sinclair have not been approved or disapproved by any regulatory authority, nor has any such authority passed upon the accuracy or adequacy of the Exchange Offer Memorandum. The complete terms and conditions of the Exchange Offers and Consent Solicitations are described in the Exchange Offer Memorandum.

HEP Indentures

As of 11:00 a.m., New York City time, on November 10, 2023, HF Sinclair, on behalf of the HEP Issuers (as defined below), had received valid consents from at least a majority of the outstanding aggregate principal amount of each series of the Senior Notes, which amounts were sufficient to constitute the requisite consents to approve the Proposed Amendments. On November 10, 2023, HEP and Holly Energy Finance Corp., a Delaware corporation (“Finance Corp.” and, together with HEP, the “HEP Issuers”), entered into (i) a Second Supplemental Indenture (the “2027 Notes Second Supplemental Indenture”) among the HEP Issuers, as issuers, the other subsidiary guarantors party thereto (the “Guarantors”) and U.S. Bank Trust Company, National Association, as trustee (the “Trustee”), to that certain Indenture, dated as of April 8, 2022, among the HEP Issuers, as issuers, the Guarantors and the Trustee, as trustee (as supplemented, the “2027 Notes Indenture”), relating to the 6.375% Senior Notes and (ii) a Third Supplemental Indenture (the “2028 Notes Third Supplemental Indenture”) among the HEP Issuers, as issuers, the Guarantors and the Trustee, as trustee, to that certain Indenture, dated as of February 4, 2020, among the HEP Issuers, as issuers, the Guarantors and the Trustee, as trustee (as supplemented, the “2028 Notes Indenture” and, together with the 2027 Notes Indenture, the “HEP Indentures”), relating to the 5.000% Senior Notes.

Each of the 2027 Notes Second Supplemental Indenture and the 2028 Notes Third Supplemental Indenture was entered into to effectuate the Proposed Amendments to the 2027 Notes Indenture and the 2028 Notes Indenture, respectively, for which consents were solicited in the previously announced Exchange Offers and Consent Solicitations. Following execution of the 2027 Notes Second Supplemental Indenture and the 2028 Notes Third Supplemental Indenture, the consents received were not able to be revoked. Each of the 2027 Notes Second Supplemental Indenture and the 2028 Notes Third Supplemental Indenture was effective upon execution but will only become operative upon the settlement date of the applicable Exchange Offer, which is expected to be on or about the third business day following the Expiration Date (the “Settlement Date”). The Settlement Date is expected to be on or about December 4, 2023.

Pursuant to General Instruction F to Schedule 13E-3, the information contained in the Joint Proxy Statement/Prospectus, including all annexes thereto, is expressly incorporated herein by reference in its entirety and responses to each item herein are qualified in their entirety by the information contained in the Joint Proxy Statement/Prospectus and the annexes thereto. The cross-references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Joint Proxy Statement/Prospectus of the information required to be included in response to the items of Schedule 13E-3. Terms used but not defined in this Amended Transaction Statement have the meanings given to them in the Joint Proxy Statement/Prospectus.

All information concerning HEP contained in, or incorporated by reference into, this Amended Transaction Statement was supplied by HEP. Similarly, all information concerning any other filing person contained in, or incorporated by reference into, this Amended Transaction Statement was supplied by such filing person.

ITEM 15.	ADDITIONAL INFORMATION

Regulation M-A Item 1011

(c)

Other Material Information. On November 28, 2023, at the HEP Special Meeting, a majority of the outstanding HEP Common Units, which included the HEP Common Units owned directly or indirectly by HF Sinclair and its subsidiaries, approved the Merger Proposal. The Merger was consummated on December 1, 2023, pursuant to the filing of the Certificate of Merger with the Secretary of State of the State of Delaware. At the effective time of the Merger, each outstanding HEP Common Unit other than the HEP Common Units owned by HF Sinclair, HoldCo, HLH, the General Partner and their respective affiliates, converted into the right to receive (i) the Exchange Ratio and (ii) the Cash Consideration.

As a result of the completion of the Merger, HEP Common Units have ceased to trade on the NYSE and became eligible for delisting from the NYSE and termination of registration under the Exchange Act. HEP has requested that the NYSE file with the SEC a notification of removal from listing on Form 25 with respect to the delisting of HEP Common Units from the NYSE. HEP intends to file with the SEC a Certification and Notice of Termination of Registration on Form 15 in order to terminate or suspend its reporting obligations under Section 13(a) and 15(d) of the Exchange Act, as promptly as practicable.

(c)	Other Material Information. The information set forth in the Joint Proxy Statement/Prospectus, including all annexes thereto, is incorporated herein by reference.

ITEM 16.	EXHIBITS

Regulation M-A Item 1016

Exhibit No.	Description

(a)(1)*

Joint Proxy Statement/Prospectus (incorporated herein by reference to Holly Energy Partners, L.P.’s Definitive Proxy Statement on Form DEFM14A filed with the SEC on October 26, 2023 (File No. 001-32225)).

(a)(2)*	Joint Letter to the Stockholders of HF Sinclair Corporation and the Unitholders of Holly Energy Partners, L.P. (incorporated herein by reference to the Joint Proxy Statement/Prospectus).

(a)(4)*	Form of Proxy Card and Voting Instructions for the HF Sinclair Special Meeting (incorporated herein by reference to HF Sinclair Corporation’s Prospectus on Form 424(b)(3) filed with the SEC on October 26, 2023 (File No. 333-274655)).

(a)(5)*	Form of Proxy Card and Voting Instructions for the HEP Special Meeting (incorporated herein by reference to the Joint Proxy Statement/Prospectus).

(a)(6)*	Notice of Special Meeting of Unitholders of Holly Energy Partners, L.P. (incorporated herein by reference to the Joint Proxy Statement/Prospectus).

(a)(7)*	Press Release of Holly Energy Partners, L.P. dated May 4, 2023 (incorporated herein by reference to Exhibit 99.1 to Holly Energy Partners, L.P.’s Current Report on Form 8-K filed with the SEC on May 4, 2023 (File No. 001-32225)).

(a)(8)*	Press Release of HF Sinclair Corporation dated May 4, 2023 (incorporated herein by reference to Exhibit 99.1 to HF Sinclair Corporation’s Current Report on Form 8-K filed with the SEC on May 4, 2023 (File No. 001-41325)).

(a)(9)*	Earnings Release of HF Sinclair Corporation dated May 4, 2023 (incorporated herein by reference to Exhibit 99.1 to HF Sinclair Corporation’s Current Report on Form 8-K filed with the SEC on May 4, 2023 (File No. 001-41325)).

(a)(10)*	Communication to Employees of Holly Energy Partners, L.P. from the Chief Executive Officer and President of Holly Energy Partners, L.P., dated May 4, 2023 (incorporated herein by reference to Holly Energy Partners, L.P.’s Communication pursuant to Rule 425 of the Securities Act filed with the SEC on May 4, 2023 (File No. 001-32225)).

(a)(11)*	Communication to Employees of HF Sinclair Corporation from HF Sinclair Corporation, dated May 4, 2023 (incorporated herein by reference to HF Sinclair Corporation’s Communication pursuant to Rule 425 of the Securities Act filed with the SEC on May 4, 2023 (File No. 001-32225)).

(a)(12)*	Excerpt of the Joint Earnings Call Transcript held on May 4, 2023 (incorporated herein by reference to Holly Energy Partners, L.P.’s Communication pursuant to Rule 425 of the Securities Act filed with the SEC on May 5, 2023 (File No. 001-32225)).

(a)(13)*	Letter to certain employees of Holly Energy Partners, L.P., dated August 16, 2023 (incorporated herein by reference to Exhibit 99.1 to Holly Energy Partners, L.P.’s Current Report on Form 8-K filed with the SEC on August 16, 2023 (File No. 001-32225)).

(a)(14)*	Letter to certain employees of HF Sinclair Corporation and Holly Energy Partners, L.P., dated August 16, 2023 (incorporated herein by reference to Exhibit 99.1 to HF Sinclair Corporation’s Current Report on Form 8-K filed with the SEC on August 16, 2023 (File No. 001-41325)).

(a)(15)*	Joint Press Release of HF Sinclair Corporation and Holly Energy Partners, L.P., dated August 16, 2023 (incorporated herein by reference to Exhibit 99.1 to HF Sinclair Corporation’s Current Report on Form 8-K filed with the SEC on August 16, 2023 (File No. 001-41325)).

(a)(16)*	Current Report on Form 8-K of HF Sinclair Corporation, filed on October 30, 2023 (incorporated herein by reference).

(a)(17)*	Current Report on Form 8-K of Holly Energy Partners, L.P., filed on October 30, 2023 (incorporated herein by reference).

(a)(18)*	Current Report on Form 8-K of HF Sinclair Corporation, filed on November 14, 2023 (incorporated herein by reference).

(a)(19)*	Current Report on Form 8-K of Holly Energy Partners, L.P., filed on November 14, 2023 (incorporated herein by reference).

(a)(20)	Current Report on Form 8-K of HF Sinclair Corporation, filed on November 28, 2023 (incorporated herein by reference).

(a)(21)	Current Report on Form 8-K of Holly Energy Partners, L.P., filed on November 28, 2023 (incorporated herein by reference).

(a)(22)	Current Report on Form 8-K of HF Sinclair Corporation, filed on November 29, 2023 (incorporated herein by reference).

(a)(23)	Current Report on Form 8-K of Holly Energy Partners, L.P., filed on November 29, 2023 (incorporated herein by reference).

(a)(24)	Current Report on Form 8-K of HF Sinclair Corporation, filed on December 1, 2023 (incorporated herein by reference).

(a)(25)	Current Report on Form 8-K of Holly Energy Partners, L.P., filed on December 1, 2023 (incorporated herein by reference).

Exhibit No.	Description

(c)(1)*	Opinion of Intrepid Partners, LLC (incorporated herein by reference to Annex B of the Joint Proxy Statement/Prospectus).

(c)(2)*	Discussion materials prepared by Barclays Capital, Inc., dated August 14, 2023, for the Board of Directors of HF Sinclair Corporation.

(c)(2)(A)*	Discussion materials prepared by Barclays Capital, Inc., dated May 1, 2023, for the Board of Directors of HF Sinclair Corporation and the Conflicts Committee of the Board of Directors of HF Sinclair Corporation.

(c)(2)(B)*	Discussion materials prepared by Barclays Capital, Inc., dated July 19, 2023, for the Conflicts Committee of the Board of Directors of HF Sinclair Corporation.

(c)(2)(C)*	Discussion materials prepared by Barclays Capital, Inc., dated July 21, 2023, for the Conflicts Committee of the Board of Directors of HF Sinclair Corporation.

(c)(2)(D)*	Discussion materials prepared by Barclays Capital, Inc., dated August 1, 2023, for the Conflicts Committee of the Board of Directors of HF Sinclair Corporation.

(c)(2)(E)*	Discussion materials prepared by Barclays Capital, Inc., dated August 11, 2023, for the Conflicts Committee of the Board of Directors of HF Sinclair Corporation.

(c)(3)(A)*	Discussion materials prepared by Intrepid Partners, LLC, dated June 1, 2023, for the Conflicts Committee of the Board of Directors of Holly Logistic Services, L.L.C.

(c)(3)(B)*	Discussion materials prepared by Intrepid Partners, LLC, dated June 26, 2023, for the Conflicts Committee of the Board of Directors of Holly Logistic Services, L.L.C.

(c)(3)(C)*	Discussion materials prepared by Intrepid Partners, LLC, dated July 13, 2023, for the Conflicts Committee of the Board of Directors of Holly Logistic Services, L.L.C.

(c)(3)(D)*	Discussion materials prepared by Intrepid Partners, LLC, dated July 14, 2023, for the Conflicts Committee of the Board of Directors of Holly Logistic Services, L.L.C.

(c)(3)(E)*	Discussion materials prepared by Intrepid Partners, LLC, dated July 24, 2023, for the Conflicts Committee of the Board of Directors of Holly Logistic Services, L.L.C.

(c)(3)(F)*	Discussion materials prepared by Intrepid Partners, LLC, dated July 27, 2023, for the Conflicts Committee of the Board of Directors of Holly Logistic Services, L.L.C.

(c)(3)(G)*	Discussion materials prepared by Intrepid Partners, LLC, dated August 2, 2023, for the Conflicts Committee of the Board of Directors of Holly Logistic Services, L.L.C.

(c)(3)(H)*	Discussion materials prepared by Intrepid Partners, LLC, dated August 9, 2023, for the Conflicts Committee of the Board of Directors of Holly Logistic Services, L.L.C.

(c)(3)(I)*	Discussion materials prepared by Intrepid Partners, LLC, dated August 11, 2023, for the Conflicts Committee of the Board of Directors of Holly Logistic Services, L.L.C.

(c)(3)(J)*	Presentation prepared by Intrepid Partners, LLC, dated August 15, 2023, for the Conflicts Committee of the Board of Directors of Holly Logistic Services, L.L.C.

(d)(1)*	Agreement and Plan of Merger, dated August 15, 2023, by and among HF Sinclair Corporation, Navajo Pipeline Co., L.P., Holly Apple Holdings LLC, Holly Energy Partners, L.P., HEP Logistics Holdings, L.P., and Holly Logistic Services, L.L.C. (included as Annex A to the Joint Proxy Statement/Prospectus and incorporated herein by reference).

(d)(2)*	Unitholders Agreement, dated as of August 2, 2021, by and among Holly Energy Partners, L.P., Holly Logistic Services, L.L.C., Navajo Pipeline Co., L.P., The Sinclair Companies, and the unitholders set forth on Schedule I thereto, as may be amended from time to time (incorporated herein by reference to Exhibit 10.1 to Holly Energy Partners, L.P.’s Current Report on Form 8-K (File No. 001-32225) filed with the SEC on August 3, 2021).

(f)(1)*	Second Amended and Restated Agreement of the Limited Partnership of Holly Energy Partners, L.P. (incorporated herein by reference to Exhibit 3.1 to Holly Energy Partners, L.P.’s Current Report on Form 8-K (File No. 001-32225) filed with the SEC on November 1, 2017).

(f)(2)*	Delaware Code Title 6 § 17-212.

(g)	None.

107*	Filing Fee Table.

*	Previously filed.

SIGNATURES

After due inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of December 1, 2023

HF SINCLAIR CORPORATION

By:	/s/ Atanas H. Atanasov
Name:	Atanas H. Atanasov
Title:	Executive Vice President and Chief Financial Officer

NAVAJO PIPELINE CO., L.P.

By:	/s/ Atanas H. Atanasov
Name:	Atanas H. Atanasov
Title:	Executive Vice President and Chief Financial Officer

HOLLY APPLE HOLDINGS LLC

By:	/s/ Atanas H. Atanasov
Name:	Atanas H. Atanasov
Title:	Executive Vice President and Chief Financial Officer

HOLLY ENERGY PARTNERS, L.P.

By:	HEP LOGISTICS HOLDINGS, L.P.,
its General Partner

By:	HOLLY LOGISTIC SERVICES, L.L.C.,
its General Partner

By:	/s/ Atanas H. Atanasov
Name:	Atanas H. Atanasov
Title:	Executive Vice President and Chief Financial Officer

HOLLY LOGISTIC SERVICES, L.L.C.

By:	/s/ Atanas H. Atanasov
Name:	Atanas H. Atanasov
Title:	Executive Vice President and Chief Financial Officer

HEP LOGISTICS HOLDINGS, L.P.

By:	HOLLY LOGISTIC SERVICES, L.L.C.,
its General Partner

By:	/s/ Atanas H. Atanasov
Name:	Atanas H. Atanasov
Title:	Executive Vice President and Chief Financial Officer